SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                           SEC File Number 333-44315

                          NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [X] Form 10-Q  [ ] Form N-SAR

                            For Period Ended: September 30, 2009

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR


       For the Transition Period Ended: _______________________________________

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________________________________________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant                 ROTATE BLACK, INC.
Former name if applicable		N/A
Address of principal executive office   932 SPRING STREET, SUITE 201
City, state and zip code                PETOSKEY, MICHIGAN 49770


                                    PART II
                            RULE 12B-25 (B) AND (C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)


[ ] (a) The reasons described in reasonable detail in Part  III  of  this  form could not  be  eliminated  without unreasonable effort or expense;
[X] (b) The  subject  annual report, semi-annual report, transition  report  on
	Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

       The Registrant was in the process of compiling outside information in order to complete the Form 10-Q. The Form was completed late on the due date but filed after time for which filings must be logged into the Securities and Exchange Commission's Electronic Data Gathering and Retrieval ("EDGAR") system and was therefore deemed late. Notice is hereby given pursuant to Rule 12b-25 that the report would not be and was in fact not filed on the proscribed date but was filed within the five-day time permitted thereunder.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


        John Paulsen         	 (231)		        347-0777
     -------------------     -------------	  ------------------
           (Name)            (Area   Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                       	          Rotate Black, Inc.
		  ------------------------------------------
                  Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

		                   Rotate Black, Inc.
                                   (Registrant)

Date: November 17, 2009   	   By: /s/ John Paulsen
                                   --------------------
                                   John Paulsen
                                   CHIEF EXECUTIVE OFFICER